2006 RESTATED

ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF DECEMBER 21, 2006

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 21, 2006

OVERVIEW

This management’s discussion and analysis (“MD&A”) covers the operations of Tournigan Gold Corporation (the “Company”) for the year ended August 31, 2006 and subsequent activity up to December 21, 2006. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following discussion should be read in conjunction with the Company’s restated consolidated financial statements as at August 31, 2006 and 2005 and for the years ended August 31, 2006, 2005 and 2004 prepared in accordance with Canadian GAAP.

This MD&A reflects the effects of the restatements on the consolidated financial statements as at and for each of the years ended August 31, 2006, 2005 and 2004 and the related notes thereto.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com, on the Company’s website at www.tournigan.com, or by requesting further information from the Company’s head office in Vancouver.

RESTATEMENT

In the fourth quarter of fiscal 2007 the Company concluded that the accounting for its stock-based compensation was incorrect. The non-cash measurement and recognition errors were as follows:

(a)    The Company used the news release date as the grant date for accounting purposes for certain stock option grants. For accounting purposes, the initial measurement date should have been the later of the date of authorization by Tournigan’s Board of Directors or, for employees, the date of inception of service.

(b)    The Company treated all stock options as granted to employees when in fact certain stock options were granted to non-employees. Employee stock options are measured at their fair value on the grant date and recognized over the vesting period. The Company’s non-employee stock options should have been measured at their fair value upon vesting and, prior to vesting, recognized based on the service provided to the reporting date and at their then-current fair values. In addition, non-employee stock options should have been valued using their contractual term to expiry rather than their expected term.

(c)    The vesting periods for certain stock option grants were incorrectly reflected in the financial statements such that the stock-based compensation costs should have been recognized in earlier periods.

(d)    Certain stock option cancellations were incorrectly reflected in the financial statements.

The restatement for the above items had the effect of increasing the non-cash costs of stock-based compensation by $3,057,878, $136,327 and $104,451 for the fiscal years ended August 31, 2006, 2005 and 2004, respectively.

The Company has also determined that a portion of its stock-based compensation costs relating to certain employees and consultants should have been included in capitalized exploration property costs rather than presented as period expenses. This change in accounting presentation, after giving effect to the recognition and measurement errors described above, capitalized stock-based compensation in the amounts of $986,111, $45,733 and $140,540 for the fiscal years ended August 31, 2006, 2005 and 2004, respectively.

DESCRIPTION OF BUSINESS

The Company is a mineral resource exploration company with a focus on the acquisition, exploration and development of gold and uranium properties in Europe and North America. The Company’s principal uranium exploration properties are the Kuriskova and Novoveska Huta properties in Slovakia and western USA properties held through the Sweetwater option agreement. The Company’s principal gold exploration properties are the Kremnica gold property in Slovakia and the Curraghinalt gold property in Northern Ireland. The Company maintains its head office in Vancouver, Canada and has field offices in the towns of Kremnica, Slovakia and Gortin, Northern Ireland.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company is a reporting issuer in British Columbia, Alberta, Ontario and Yukon, Canada, and trades as a Tier 1 issuer on the TSX Venture Exchange under the trading symbol “TVC”, and on the Frankfurt Stock Exchange under the trading symbol “TGP”.

HIGHLIGHTS

Uranium – Kuriskova (formerly Jahodna), Slovakia

  Resource estimate and NI 43-101 technical report completed: inferred resource of 1.2 million tonnes at 0.66% U3O8 or approximately 18.2 million pounds of uranium oxide at a cut-off grade of 0.035% U3O8
  Preliminary Assessment completed: IRR of 44% after-tax, at US$35/lb U3O8 & production rate of 100,000 tpa (1)
  Confirmatory diamond drill program intersected high grade uranium, 10.33% U3O8 over 0.9 metres in one hole
  Completed 6,200-metre in-fill and step-out drill program at Kuriskova deposit with results expected in early 2007
  Began contracting airborne radiometric and MAG surveys on the Kuriskova-Novoveska Huta geological trend

Uranium – USA

  Staked 413 federal lode uranium claims with potential breccia pipes in Arizona Strip uranium district
  In South Dakota staked 272 federal lode uranium claims in historical Chord uranium district in the Long Mountain structural zone

Gold – Kremnica, Slovakia

  Completed one geological in-fill and two of three geotechnical holes within the planned Sturec open pit
  Updated resource estimate: 958,000 measured & indicated ounces of gold at 1.58 g/t in 18.8 million tonnes plus 272,000 inferred ounces at 1.32 g/t in 6.4 million tonnes at a cut-off of 0.75 g/t gold
  Pre-feasibility study substantially complete; expect to receive the consultant’s report in late December 2006
  Started exploration drill program on Kremnica South

Other Properties

  At Curraghinalt in Northern Ireland, a 6,300 metre in-fill drill program is underway with the objective of doubling the resource strike length
  Entered into earn-in agreement on a 400 square kilometres portfolio of gold and gold-silver exploration properties in Nevada, USA

Corporate

  Received gross proceeds of $45.2 million by issuing 31.2 million common shares in a bought deal private placement

  Joe Ringwald, P.Eng appointed VP, Technical Services, Steve Stine, P.E. as VP, Corporate Development, Hans Retterath, CA as Chief Financial Officer, and Patrick Soares, P. Geo. as VP, Investor Relations

(1) Preliminary Assessment completed by ACA Howe International Limited in April 2006. Note that this Preliminary Assessment is based on an Inferred Resource that is currently considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as a Mineral Reserve, according to the Definition Standards of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). Generally, an economic evaluation would only be completed on Measured and Indicated Resources, and there is no certainty that this preliminary assessment will be realized.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

EXPLORATION PROPERTIES

URANIUM – KURISKOVA, SLOVAKIA

Property Description and History

The Company has 100% interest in the Kuriskova deposit that includes an exploration licence acquired in June 2005, covering 32 square kilometres northwest of the city of Kosice in eastern Slovakia.

Uranium mineralization was discovered at Kuriskova in 1985 and three stages of uranium and molybdenum exploration were carried out from 1986 to 1992. Exploration was not carried out after that due to low uranium prices and the collapse of the former political regime. The Kuriskova deposit appears to be open-ended both along strike and down-dip and has good exploration potential. Electrical, natural gas and rail infrastructure is nearby.

Historic uranium tonnage and grade estimates were calculated by the Slovak agency, Uranpres, using gamma-log uranium-equivalent data and block modeling methods. Molybdenum tonnage grade estimates were based on geochemical analyses of core samples but are not considered representative and cannot be used to calculate a mineral resource. The Company believes that molybdenum may be a significant byproduct of any possible future production at Kuriskova. The Company has embarked on a program of drilling, geochemical and geophysical work, and radiometrics on the property.

Exploration

The Company’s 6,200 metre in-fill and step-out exploration diamond drilling program began in June 2006. The program was expanded to test additional strike length and to add additional holes within the in-fill portion of the program. The program was designed to test previously untested gaps within the 500 x 500 metre resource block for additional uranium-molybdenum mineralization as well as to test the extent of the mineralization along strike, approximately 250 metres to the south east and 600 metres to the north west. This will follow-up historic surface exploration (ground-radiometric surveys, test pits and trenches) and shallow to deep exploration drilling along wide drill-spacings that indicated the existence of uranium/molybdenum mineralization along an approximately 3,000 metre trend.

District-scale exploration is also planned along the 6.5 kilometre long Kuriskova exploration licence and will include detailed geologic and hand-held scintilometer surveys, close-spaced ground radiometrics geologic survey and/or soil-radon gas surveys.

Regional-scale exploration composed of geologic-scintilometer and ground-radiometric surveys and airborne radiometrics and magnetics are planned for 2007 along the 55 kilometre long trend of prospective stratigraphy between the Company’s Kuriskova and Novoveska Huta properties. The 6,200 metre drill program is complete. Assay data has been received for half the drill holes. Subsequent to receipt of final drill results, an updated resource estimate may be calculated incorporating the new results into the existing estimate.

Resource Estimate

In March 2006, an independent NI 43-101 technical report containing a mineral resource estimate of the Kuriskova deposit was issued. The estimate is in compliance with CIM standards and was conducted by ACA Howe International Ltd., of London. Data from the Company’s 2005 drilling program verified the historical drilling results and was also used in the new resource calculation.

The resource estimate was at a significantly higher grade than the historical resource and provided a basis for a preliminary economic assessment, which was completed in April 2006.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Kuriskova Uranium Deposit (ACA Howe International Ltd., March 2006)
Inferred Resources
	Uranium		Uranium
Cut-off Grade (% U3O8 )	% U3O8 (1)	Tonnes	lbs U3O8
0.035%	0.66	1,256,088	18,184,125

(1) Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17

The resource estimate was prepared under the direction of David Pelham, Associate Consulting Geologist of ACA Howe and an Independent Qualified Person as defined by NI 43-101. The estimate included results from the three confirmatory diamond holes drilled by the Company as well as the 13 relevant holes of the 52 historical diamond drill holes drilled by previous Slovakian government operators.

Preliminary Assessment

An independent Preliminary Assessment for the Kuriskova uranium property was completed by ACA Howe International Ltd. and included in a NI 43-101 technical report dated April 27, 2006. This Assessment provides conceptual economic parameters for a future uranium mine at Kuriskova, including an internal rate of return of 44% after-tax, using a uranium oxide price of US$35 per pound. The calculation is based on the Kuriskova Inferred Resource estimate dated March 2006 and does not include any possible future molybdenum by-product credits.

Modeling an underground mining operation, ACA Howe used a base case of an initial mining rate of 100,000 tonnes per year by the undercut and fill mining method. The Company will be assessing options to increase the mining rate.

The after-tax net present value of the uranium-only property at an 8% discount rate is $63.5 million. The capital and operating costs include items for extracting molybdenum as a byproduct, though no molybdenum revenue has been included in the projected cash flow. Molybdenum revenue will be included in future economic models if and when enough verifiable molybdenum data is available to estimate at least an Inferred Resource for molybdenum.

Note that this Preliminary Assessment is by definition preliminary in nature and is based on an Inferred Resource that is currently considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as a Mineral Reserve, according to CIM Definition Standards. Generally, an economic evaluation would only be completed on Measured and Indicated Resources, and there is no certainty that this preliminary assessment will be realized.

Financial

Total exploration expenditures on the Kuriskova property in fiscal 2006 were $1,746,686 as compared with $16,119 in 2005. Development plans include costs of verification drilling, a resource estimate released in March 2006, a preliminary assessment released in April 2006 and the 6,200 metre 2006 drilling program. Overall costs of the property are also expected to escalate as the property advances. The Company’s actual expenditures were greater than those estimated in its May 16, 2006 prospectus due to both increases in drilling rates and greater number of metres drilled.

URANIUM - NOVOVESKA HUTA, SLOVAKIA

Description and History

The Company has a 100% interest in the Novoveska Huta uranium property, located in eastern Slovakia on a 13 square kilometre exploration licence acquired in June 2005. Infrastructure is good with excellent access to electrical, natural gas and rail infrastructure. Past production was recorded at Novoveska Huta; the historic uranium mine contains open pit and underground workings, as well as a historic underground resource. Data from diamond drill programs completed between 1975 and 1985 are included in the historic uranium resource estimate shown below. Exploration has not taken place in the district since the 1990’s due to previous low uranium prices and the collapse of the former socialist economy.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management considers the development and exploration potential at Novoveska Huta to be good as the entire mineralized uranium horizon was tested by 40 wide-spaced historical surface drill holes, 5,500 metres of underground development (accessed by a 650 metre shaft) and 356 underground diamond drill holes. The historical resource estimate is as follows:

Novoveska Huta Historical Uranium Deposit (Uranovy Prieskum, 1985)
	Slovak Resource Category(1)
Uranium(2)	Tonnes	Uranium
U3O8%		lbs U3O8
0.075	12,000,000	19,970,000

(1) The Company has reviewed the above historical resource estimates and views them relevant. The historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company’s deposits in particular suggests the reliability of the historical resource estimates. The above Slovak Resource Category is a combination of P and Z-3, which is roughly analogous to the CIM definition for Inferred Resources. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not classified according to the Canadian Institute of Mining, Metallurgy and Petroleum’s Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates.

(2) Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17.

The historical estimate was completed by Uranovy Prieskum (Uranpres), the former Czechoslovakian state uranium company, using a block-model method, and a cutoff grade of 0.015% uranium. Historical metallurgical test work reported recoveries similar to Kuriskova, with 88% to 90% for uranium and 93% to 94% for molybdenum.

Uranium-molybdenum mineralization at Novoveska Huta is similar in style, age and stratigraphic position to that at Kuriskova. Molybdenum and copper geochemical analyses are from selected sample intervals only and therefore the existing data can not be considered representative of the entire mineralized zone. Molybdenum and copper are, however, considered potential by-products during possible future uranium production.

Exploration

The extensive database of Novoveska Huta has been compiled and incorporated into a digital GIS database. A comprehensive review of planned exploration targets is currently underway.

A three hole drill program to twin historical drill holes was initiated at the end of 2006. Should these drill holes validate the historical data then a new resource estimate compliant with CIM resource and reserve standards is anticipated by the second quarter of calendar 2007.

URANIUM – SPISSKA TEPLICA, SLOVAKIA

Property Description and History

The Company has a 100% interest in the Svabovce and Spissky Stiavnik deposits in eastern Slovakia. There are at least seven documented occurrences of Permian sandstone-hosted uranium mineralization within the 45 square kilometres Spisska Teplica exploration licence. These include two mined-out open pit deposits and two partially mined-out underground mine occurrences that host historically estimated uranium resources. A digital database of historical exploration, development and mining information is currently under consideration.

Both the Svabovce and the Spissky Stiavnik historical estimates were completed by Uranovy Prieskum in 1968 and 1970. The historic resource estimate gave the following results:

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Historical Uranium Deposits (Uranovy Prieskum, 1968-70 (1))
Slovak Resource Category
	Uranium (2)	Tonnes	Uranium
	U3O8%		lbs U3O8
Svabovce	0.224	1,489,000	7,350,000
Spissky Stiavnik	0.200	294,000	1,300,000

The historical estimates were completed using a block model method and a cutoff grade of 0.015%.

(1) The Company has reviewed the above historical resource estimates and views them relevant. The historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company’s deposits in particular suggests the reliability of the historical resource estimates. The above Slovak Resource Category is a combination of P and Z-3, which is roughly analogous to the CIM definition for Inferred Resources. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not classified according to the Canadian Institute of Mining, Metallurgy and Petroleum’s Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates.

(2) Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17.

Exploration

The Company plans to catalogue and interpret historic data from the deposits within the Spissky Teplica exploration licence, with the intent of using this data to form the design basis of an exploration program.

URANIUM – USA

Sweetwater Option Agreement

In June 2005, the Company entered into an agreement to acquire up to a 100% interest in a portfolio of uranium mining claims in the USA from Sweetwater River Resources LLC (“Sweetwater”). At the time of acquisition, the portfolio consisted of 243 claims within six groups of federal lode claims totalling 19.7 square kilometres within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts in Wyoming, USA. Including subsequent staking, the portfolio now consists of 601 claims in three prospective uranium districts in Wyoming, 272 federal lode mining claims in South Dakota, as well as 413 federal lode mining claims in the “Arizona Strip” uranium district in Arizona. The total area of prospective uranium exploration ground in the USA covered by the Company’s 1,286 uranium claims is now approximately 103 square kilometres.

To earn an 85% interest in the claims staked by Sweetwater, the Company made an initial payment of US$140,000 and issued 200,000 common shares, and is required to make payments totalling US$125,000 through September 15, 2008. The Company would then have the right to purchase the remaining 15% interest by paying Sweetwater in cash or shares, based on an independent valuation.

Wyoming

Since June 2005, the number of claims in Wyoming has increased to 601 claims covering approximately 48 square kilometres within three prospective uranium districts: the Shirley Basin, Great Divide Basin and Green River Basin.

The Shirley Basin district was the site of significant historic production, with four uranium mines in operation from 1960 to 1980, and remains highly prospective for discovery of new uranium deposits. Through Sweetwater, the Company has staked two areas in the Shirley Basin, the MSB block of 132 claims and the NSB block of 45 claims. At MSB, maps of previous operators and United States Geologic Survey (“USGS”) reports indicate approximately three square kilometres of historically reported uranium mineralization.

The Great Divide Basin district hosts one former producing uranium mining operation and more importantly, was the focus of several large exploration programs at the end of the last uranium cycle. The Company has staked two areas in the Great Divide Basin - the UT block of 170 claims and two blocks totalling 81 claims in the Alkali Creek area. The UT block covers areas of historic close-spaced drilling reported by the previous operator.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The claims in the Green River Basin include key portions of a 21 kilometre long zone, which is part of a reported 35 kilometre prospective roll-front type trend of uranium mineralization. The Company has staked an eight kilometre trend in the South Pass block with 173 claims. The claims encompass adjacent areas of historic close-spaced drilling conducted by previous operators.

The Company is compiling data and assessing the potential for additional claims along identifiable trends on each claim block. Other uranium-prospective areas in the western United States are also being investigated. The Company is planning future exploration and drill programs, initially targeting areas with reported historic resources.

Arizona

In May 2006, the Company staked 413 federal lode mining claims covering 33 square kilometres in the historic “Arizona Strip” uranium district in the Colorado Plateau of northern Arizona, USA through its agreement with Sweetwater.

Historic production during the short period of mining at the Arizona Strip is reported to have produced higher uranium grades than at other producing US uranium districts (The Mines Magazine, February 1988), with more than 19 million pounds U3O8 produced from seven mines at an average grade of 0.66%.

Three of the Company’s breccia pipes were explored and documented by Western Nuclear in the early 1980’s.

Current claim locations were designed to cover potential uranium mineralization hosted in approximately 80 possible “solution collapse” breccia pipes identified primarily from historic USGS mapping. Subsequent geologic and geochemical survey results identified approximately 26 structures as probable true solution collapse breccia pipes. Of these 26 documented collapse breccia pipes, 16 were determined as highest priority based primarily on quantity and quality of geochemistry anomalies.

Geologic and geochemical surveys are complete and geochemical data plotted and interpreted. Ground geophysics surveys designed to determine 3-D geometry of the target pipes and identify conductive zones possibly related to sulfide mineralization are ongoing and near completion on 16 priority breccia pipes. A drill program will be designed and implemented as soon as the geophysics data are compiled and interpreted.

South Dakota

In December 2005, the Company staked, through its agreement with Sweetwater, 272 federal lode mining claims covering 22 square kilometres in South Dakota, USA, at a cost of $94,104. The claims partially cover areas historically under claim to Union Carbide and the Tennessee Valley Authority and reportedly include historical resource estimates as well as considerable historical exploration drilling.

The three new South Dakota claim blocks are known as the Long, RC and DH Claims and are generally located within the historic Chord uranium district located in the Long Mountain structural zone.

Consisting of 141 claims, the western portion of the Long claims encompasses a 4.5 kilometre long by 1.6 kilometre wide mineralized trend that includes pre-existing Strathmore Minerals claims which cover the historically produced Viking/Virginia C, and Ridge Runner ore bodies. These properties trend southeast towards the historically significant October–Jinx uranium deposits. The 62-claim RC block hosts two prospective areas of historically reported uranium mineralization as well as the as yet unquantified historic Hot Point deposit. The DH claim block (69 claims, 5.58 square kilometres) covers an area reported by the USGS in 1971 to contain “widespread low grade and some economic mineralization”.

Negotiations are currently on-going regarding purchase of a historic database for most of the South Dakota claims from a private party.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

GOLD – KREMNICA, SLOVAKIA

Property Description and History

The Company has a 100% interest in the Kremnica gold project, which is located near the town of Kremnica in central Slovakia, 190 kilometres northeast of Vienna. This includes a mining licence of 11.8 square kilometres, which provides title to the historic Kremnica mine, one of Europe’s largest historic gold producers, and exploration licences over 123 square kilometres.

The property contains several zones of gold-silver mineralization at Kremnica, including the main Sturec deposit as well as the Vratislav, Wolf, South Ridge and Kremnica South prospects. The Company is nearing completion of the pre-feasibility study on the Sturec deposit. This is in line with the Company’s objective of advancing this deposit into production. After additional in-fill drilling was conducted on the Sturec deposit an upgraded resource estimate and an NI 43-101 technical report were completed on May 11, 2006. The pre-feasibility study is expected to complete by late December 2006.

Sturec Deposit Exploration

Current Developments

A detailed development schedule has been planned for Kremnica. The first three stages are currently in progress (environmental studies, socio-economic studies and feasibility studies). The Company will then decide whether to initiate the fourth stage (construction and production), should results from the feasibility studies show favourable economics for the project.

Resource Estimate

The lead consultants (Beacon Hill Consultants, 1988, Ltd.) issued a new NI 43-101 technical report with an updated resource estimate for the Sturec deposit on May 11, 2006. Results are as follows:

Sturec Gold Deposit, Kremnica – Resource Estimate
Beacon Hill Consultants (1988) Ltd.

Cut-off			Gold				Ounces,
Grade	Gold Grade	Silver Grade	equiv.*		Ounces	Ounces	Gold
(g Au/t)	(g/t)	(g/t)	Grade, (g/t)	Tonnes	Gold	Silver	Equiv.

Measured Resources
0.75	1.75	14.24	1.96	7,293,000	409,400	3,339,000	459,400

Indicated Resources
0.75	1.48	11.86	1.66	11,514,000	549,400	4,389,000	614,900

Total Measured and Indicated Resources
0.75	1.59	12.78	1.78	18,807,000	958,800	7,728,000	1,074,200

Inferred Resources
0.75	1.32	7.42	1.44	6,398,000	272,100	1,525,200	295,200

* Gold equivalent is based on 66.7:1 Au:Ag

Pre-feasibility Study

This upgraded resource provided the foundation for a pre-feasibility study which was commissioned to Beacon Hill Consultants and is expected to be completed in December 2006.

Feasibility Study

At Kremnica, field work for a feasibility study is in progress. Geotechnical, metallurgical, geological, and condemnation drilling took place in the summer of 2006. Condemnation drilling resulted in the discovery of low-grade gold mineralization associated with a north-south structural zone along the southwest side of Certov Hill and adjacent to the east side of a proposed tailings disposal site.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Environmental and Socio-Economic Studies

An environmental baseline sampling and data collection study by Golder Associates is underway at Kremnica as part of an environmental impact assessment (“EIA”), a component of the feasibility study. Golder is also conducting a socio-economic study at Kremnica required as part of the EIA. To complement this work, a Slovakian public relations firm was engaged to publicize information on the property to the community on a regular and ongoing basis.

Exploration Targets

The Company’s resource estimates have focused exclusively on the Sturec zone at Kremnica and do not include data on the Vratislav and Wolf zones, two prospective zones of historical production, which are located 200 to 1,000 metres north along strike from Sturec, or the Kremnica South prospect, located approximately three kilometres south along strike from the Sturec deposit.

Kremnica South Prospect

The 30 square kilometre Kremnica South prospect is considered a highly prospective exploration target that is a possibly uneroded, intact deposit similar to Kremnica. While Kremnica has recorded production of 1.5 million ounces of gold, historical metallurgical recoveries are estimated to have averaged only 33%, implying that the Kremnica deposit originally contained around 5 to 6 million ounces, thus the Kremnica South target represents substantial upside potential, albeit at an early stage.

Geological (mapping and rock sampling) and geochemical surveys were completed over the Kremnica South prospect area in 2004 and 2005. Exploratory diamond drilling was conducted in several areas and a number of new zones of gold mineralization were discovered at surface and in the subsurface. New targets for follow up were also generated. A portable infrared mineral analyzer (“PIMA”) survey is being considered and additional drilling is planned for the 2007 field season. A PIMA survey can help locate areas of intense alteration that may be associated with gold.

Based on the 2004-2005 rock and soil geochemistry and test drilling data, and results from condemnation drilling across a silicified structure at the west side of Certov Hill (see Feasibility Study section above) a limited exploratory drill program was conducted at the Certov Hill area of Kremnica South near the end of the 2006 season. Five diamond drill holes were completed. Preliminary assay results have been received for three holes and the rest are pending. Received results are currently being compiled, reviewed, and interpreted.

Vratislav Deposit

The Vratislav target is focused in an area of historic mine workings that host sets of quartz veins, and is located roughly 200 metres north of and along strike of the Sturec deposit. The Vratislav mineralized zone includes a historic resource, calculated as a Z-2 to Z-3 classification resource as defined by the Slovak Geologic Survey. The historic resource is calculated to be 595,000 tonnes grading 3.33 grams gold and 24.6 grams silver per tonne, totalling 63,700 ounces gold and 470,500 ounces silver (7). The Geologic Survey of Slovakia developed the estimate in 1992.

A program planned to test the Vratislav mineralized zone in June 2006 proved difficult because of old underground mine workings and/or broken ground conditions. Drill results received to date have indicated limited mineralization. Drilling at Vratislav has been suspended and resources (people and equipment) are focusing on the work required to support the Sturec pre-feasibility/feasibility study.

(7) The Company has reviewed the above historical resource estimates and views them relevant. The historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company’s deposits in particular suggests the reliability of the historical resource estimates. The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions for Indicated and Inferred Resources, respectively. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not classified according to the Canadian Institute of Mining, Metallurgy and Petroleum’s Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates.

Financial

Total expenditures at Kremnica for fiscal 2006 were $3,893,679 compared with $1,944,698 in 2005, comprised mainly of the pre-feasibility study, a drill program that was completed at Sturec in December,

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

consulting fees and salaries, and engineering studies. To August 31, 2006, the Company incurred pre-feasibility study costs of approximately $465,000. The Company expects total pre-feasibility study costs to be approximately $575,000 as compared with the $538,500 estimate in its May 16, 2006 prospectus. As pre-feasibility/feasibility work advances to full feasibility stage, expenditures are expected to continue to escalate, in particular, consulting fee expenses.

GOLD – CURRAGHINALT, NORTHERN IRELAND

Property Description and History

The Company owns a 100% interest in the Curraghinalt gold property, which consists of two adjoining exploration licences contained in 346 square kilometres. Curraghinalt is located in County Tyrone, central Northern Ireland, 127 kilometres west of Belfast and 15 kilometres northeast of the town of Omagh. The Curraghinalt deposit vein system, occurrences of other gold mineralized quartz veins, and rock and soil gold geochemical anomalies occur within an 8-kilometre-long, west-northwest trending corridor referred to as the “Curraghinalt Trend”.

Curraghinalt was acquired in April, 2004, by issuing 5,000,000 Company shares to the vendor, Strongbow Exploration Inc. Upon the decision by the Company to go into commercial production at Curraghinalt, a further 5,000,000 common shares would be issued to Strongbow. In addition, pursuant to a royalty agreement between the Company and Minco plc, a 2% net smelter return royalty is payable to Minco plc.

Subsequent to August 31, 2006, the Company entered into discussions with Strongbow to renegotiate the Ulster acquisition agreement. Subsequent to December 5, 2006, the Company and Strongbow reached an agreement in principle, subject to further approvals, such that the Company plans to continue with its exploration plans.

Historical Results

Previous exploration on Curraghinalt included 17,783 metres of drilling, 697 metres of underground development, and 2,856 metres of surface trenching.

Exploration

Since April 2003, work programs completed by the Company on the property include compilation and review of the historical data base, underground geologic mapping, structural analysis, soil geochemical surveys, in-fill and step-out drilling, and limited geophysical surveys over the Curraghinalt vein system.

A total of 4,574 metres of diamond drilling have been completed by the Company. As part of these programs, the Company completed 2,998 metres of in-fill drilling, all within the boundaries of the historical resource estimates. The remaining drilling focused on exploration targets.

In 2005, the Company completed two diamond drill holes totalling 187 metres at a location south of the Curraghinalt deposit in an area known as the Crows Foot – Bend structural zone. Results from the drilling confirmed the presence of five new parallel veins hosting gold mineralization. Also in March 2005, drill-hole CT-26, returned intercepts of significant ore-grades and widths in all the resource veins which resulted in extending known high ore-grade gold mineralization to approximately twice the previously documented depth. This also led to the discovery of a new vein as well as the re-emergence of veins previously thought to have pinched out at depth.

In June 2006, the Company commenced a 6,300 metre, 36-drill-hole in-fill diamond drill program along the East Extension target, with the objective of increasing the existing inferred resource along strike. The drilling will be completed at approximately 50 metre centres across the East Extension zone. Management believes that this drill program could increase the strike length of the existing Curraghinalt resource vein system.

Resource Estimate

In January 2005, the Company announced the results of an updated gold resource estimate for the Curraghinalt deposit in an independent NI 43-101 technical report completed by John Tully & Associates.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The calculation focused exclusively on the veins which had been drill-tested to approximately 150 metres below surface, representing less than half of the 1.9-kilometre strike length of the currently defined Curraghinalt vein system.

Curraghinalt Inferred Resource Estimate
John Tully and Associates Ltd., 2005
Cut-off	Minimum width	Tonnes	Gold Grade	Contained Ounces Gold
6.0 g/t	1.0 metres	527,700	15.45 g/t	262,000

The estimate included recommendations for additional drilling to increase tonnage, and additional underground development to upgrade the classification of the resources to the CIM Measured and Indicated category. Mr. Tully, P.Geo, independent Qualified Person, stated that detailed drilling and underground development delineated the 800-metre strike length of the veins that make up the Curraghinalt resource. Immediately along strike and to the east, another 800 metres of strike extension of the Curraghinalt resource veins was identified by wide-spaced diamond drill holes and trench sampling.

Current Development Program

The Company believes the Curraghinalt property has potential for growth and has formulated a development schedule for the property, based on the recommendations of the technical report.

If the current drill program is successful and the resource is expanded, then the Company will move to obtain permission to conduct a development program in order to obtain an underground bulk sample through test stoping. This will be a part of the work necessary for the future studies in order to move the resource into a higher classification. The ore will also be used for metallurgical studies.

Financial

At Curraghinalt, $315,768 of exploration costs were incurred during fiscal 2006, a decrease from $1,290,818 in 2005. The reason for the reduced costs is the change in focus from drilling and associated charges, to data compilation and permitting work. Expenditures are expected to increase in 2007 as a reflection of the drill program initiated in late 2006. The program is expected to be finished by the second quarter of calendar 2007.

GOLD – NEVADA, USA

Property Description and Exploration

In June 2006 the Company entered into an exploration and development earn-in agreement with AuEx Ventures Inc. (“AuEx”) on a portfolio of gold and gold-silver exploration properties in Nevada, USA. The agreement includes an area of interest of approximately 400 square kilometres, located 30 kilometres NE of Fernley in Nevada. The Company will be the operator. Cowboy Exploration LLC, a Wyoming-based geological consulting company with operational expertise in the western USA will provide project management services. AuEx will also provide technical expertise and operational assistance.

The portfolio consists of the Fireball and Gypsum Valley epithermal gold and gold-silver properties, and the JPW mesothermal meta-volcanic hosted gold-silver property of likely intrusive-related origin.

An exploration program designed to identify drill targets began in June 2006. Planned exploration included geologic, geochemical and ground geophysics surveys to be followed by drilling. All geologic, geochemical and geophysics surveys related to this exploration have been completed. Data will be compiled into GIS databases and reviewed and interpreted. Drill programs are expected to be designed based on interpreted results.

Acquisition Terms

The Company paid AuEx US$35,000 on signing the agreement, and will fund US$100,000 of exploration in the first year of the option. The agreement is based on an option to earn a 51% interest in the properties by spending US$1,000,000 in exploration on each property within five years. Upon vesting an interest, the Company may then elect to earn an additional 9% interest (60% total) by spending an additional US$1,000,000 within three years on each property vested and may earn an additional 10% interest (70% total) by funding all expenditures through completion of feasibility studies and by arranging property financing. At that point both parties will contribute financially to operations according to respective percent ownership.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUALIFIED PERSON AND QA/QC

The Company’s Vice President of Exploration, Dr. Kent Ausburn, PhD, PG, and a Qualified Person as defined by NI 43-101, is responsible for the exploration on the above properties. Joseph Ringwald, PEng, the Company’s Vice President, Technical Services, and a Qualified Person as defined by NI 43-101, has reviewed the technical disclosure contained in this MD&A.

The Company has a Quality Assurance/Quality Control (QA/QC) protocol in place for its ongoing drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures. QA/QC procedures include chain-of-custody protocol and systematic submittal of blanks, duplicates and registered standards as part of every sample shipment to the analytical laboratory.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following tables provide a brief summary of the Company’s financial operations. For more detailed information, refer to the consolidated financial statements.

SUMMARY OF ANNUAL FINANCIAL RESULTS - COMPARISON OF THE YEAR ENDED AUGUST 31, 2006 TO THE YEAR ENDED AUGUST 31, 2005
		Restated

	2006	2005	2004
As at or for the years ended August 31
	$	$	$

Total assets	61,105,539	13,932,722	10,533,395
Exploration properties	16,580,090	9,438,618	6,214,681
Shareholders’ equity	59,509,117	13,373,058	9,812,339
Net loss	(8,709,403)	(2,967,988)	(2,282,930)
Loss per share	(0.10)	(0.05)	(0.06)

Overview

The annual financial results reflect the Company’s growth over the past three years. Since August 31, 2004, assets have increased by $50,572,144 and shareholders’ equity by $49,696,778 as the Company raised equity of $54,006,871. Over this same period the Company’s exploration properties increased by $10,365,409 as the Company acquired and developed uranium properties in Slovakia and the USA and continued work on its gold properties, Kremnica and Curraghinalt.

For the periods presented, the Company had neither revenues nor long-term financial liabilities and did not declare any dividends. The Company incurred a net loss of $8,709,403 or $0.10 per share in fiscal 2006, an increase of $5,741,415 from the fiscal 2005 net loss of $2,967,988 or $0.05 per share. The operating expense increase of $6,885,250 was partially offset by an increase in net other income items of $1,143,835. The weighted average number of common shares increased to 86,999,112 from 59,225,546 as a result of the private placements in fiscal 2006.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Salaries, Consulting Fees and Stock-Based Compensation

	Years Ended August 31,
	Increase	2006	2005
	$	$	$
Employees and Directors	5,459,223	5,803,729	344,506
Non-Employees	867,120	1,079,966	212,846
Total stock-based compensation cost	6,326,343	6,883,695	557,352
Less: capitalized to exploration properties	(940,378)	(986,111)	(45,733)
Stock-based compensation expense	5,385,965	5,897,584	511,619
Salaries and consulting fees	1,186,153	1,867,502	681,349
Salaries, consulting fees and stock-based compensation expense	6,572,118	7,765,086	1,192,968

Employee and director stock options are measured at their fair value on the grant date and recognized over the vesting period. Non-employee stock options are measured at their fair value on date of vesting. Prior to vesting, non-employee stock options are recognized based on the service provided to the reporting date and then-current fair values, which are correlated to changes in the Company’s stock price and its volatility. The costs of stock-based compensation are allocated between the statement of loss as stock-based compensation expense and the balance sheet as capitalized exploration property costs.

The total cost of stock-based compensation increased by $6,326,343 to $6,883,695 in 2006 compared with $557,352 in 2005. The number of options granted in 2006 increased by 4,305,945 to 7,315,945 from 3,010,000 in 2005 due to both increased options granted to existing employees, consultants and directors as well as grants to four new senior executive hires. The weighted average grant date fair value of stock options granted in 2006 also increased significantly to $1.32 per option from $0.19 per option in 2005. First, the Black-Scholes fair value of a stock option is directly proportional to a company’s stock price. The Company’s stock price and the exercise prices of stock options granted in fiscal 2006 increased significantly compared with 2005. The weighted average exercise price of stock options granted was $1.45 in 2006 compared with $0.44 in 2005. Secondly, the Company’s stock price increased between the news release date and the deemed accounting grant date when the Board of Directors authorized stock option grants in fiscal 2006. The Company’s stock price exceeded the exercise price on the accounting grant date for all of the options granted in 2006, whereas in 2005 there were 375,000 stock options granted for which the stock price exceeded the exercise price on the accounting grant date and 2,635,000 stock options granted for which the stock price was less than the exercise price on the accounting grant date. Stock-based compensation capitalized to exploration properties increased by $940,378 to $986,111, due to an increase in the number of options granted to employees and consultants involved in exploration activity.

Salaries and consulting fees increased by $1,186,153 to $1,867,502 in 2006 mainly due to 2006 bonuses of $855,000. The remaining increase mainly relates to new employees and consultants. The Company expects to make some new hires in fiscal 2007.

Other Operating Expenses

Administration expenses increased by $146,108 to $442,933 in 2006 mainly due to increases in accommodation costs for the Company’s new offices of $101,138 and increased insurance costs of $29,836. Property investigation and corporate development expenses increased by $215,647 to $244,860 in 2006 due to increased travel and accommodation expenses related to pursuing other properties in eastern Europe. Interest and bank charges increased by $112,617 to $160,341 as the result of the 2006 accrual of $150,000 for interest costs on unwithheld taxes from previous years. Generally the Company expects its other operating expenses to increase in 2007 as it expands its operations.

Other Statement of Loss Items

Interest income from the Company’s short-term investment portfolio increased to $1,043,765 from $64,749 in 2005. The portfolio was funded by the February 2006 private placement and is reducing over time. Recovery of a note receivable in the amount of $708,720 (US$600,000) is a one-time item related to final settlement on a promissory note fully provided in 2001. The Company short-term investments included US Dollar denominated investments. The US Dollar weakened in fiscal 2006 such that the Company incurred foreign exchange losses of $497,864. The Company no longer holds short-term investments denominated in foreign currencies.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration Properties

Exploration property costs in fiscal 2006 totalled $7,196,139 compared with $3,502,285 in 2005. Expenditures on the Kremnica gold property were $3,893,679 in 2006 compared wtih $1,944,698 in 2005 as the Company prepared its pre-feasibility study with completion expected in December 2006. Expenditures on the Kuriskova property were $1,746,686 in 2006 and related to the costs of updating the Kuriskova uranium property to NI 43-101 standards and the 6,200 metre drill program. Exploration and acquisition costs in the United States related to the Sweetwater option agreement totalled $926,676. Expenditures on Curraghinalt decreased significantly to $315,768 in 2006 compared with $1,290,818 in 2005 as the Company’s resources were directed to its other properties.

Subsequent to August 31, 2006, the Company incurred costs of approximately $500,000 related to an exploration property opportunity.

Working Capital

Working capital increased to $42,113,396 as at August 31, 2006 from $3,242,897 as at August 31, 2005. The increase is mainly due to the increase in short-term investments by $42,188,280. Other receivables increased by $320,904 mainly due to recoverable commodity taxes on exploration expenditures. Prepaid expenses increased mainly due to an advance payments made on US property claims. Accounts payable increased by $1,080,168 largely due to increased US exploration activities.

Shareholders’ Equity

In February 2006 the Company issued 31,207,000 special warrants by way of a brokered private placement at a price per share of $1.45 for gross proceeds of $45,250,150. The special warrants were exchanged for an equivalent number of common shares. The underwriters were issued 936,210 agents’ warrants exercisable at $1.65 to February 22, 2008.

In September 2005, a non-brokered private placement of 3,500,000 units at $0.50 per unit was completed for gross proceeds of $1,750,000. Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until March 31, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. Finders’ fees of 75,000 units and $37,500 were paid to third parties.

Also in September, 2005, a non-brokered private placement of 5,000,000 units at $0.40 per unit was completed for gross proceeds of $2,000,000. Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.55 per share until September 8, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. A finder’s fee of $140,000 was paid to a third party.

As at December 18, 2006, the Company has 112,628,668 issued and outstanding common shares. There are 7,615,058 warrants outstanding with exercise prices ranging from $0.55 to $1.65 and with expiry dates ranging from March 31, 2007 to February 22, 2008. There are 7,410,000 stock options outstanding as at December 21, 2006, with exercise prices ranging from $0.25 to $3.04 and expiry dates ranging from May 21, 2008 to November 28, 2011.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPARISON OF THE THREE MONTHS ENDED AUGUST 31, 2006 TO THE THREE MONTHS ENDED AUGUST 31, 2005

	Restated
	As at or for the Three Months Ended
	August 31,	May 31,	February 28,	November 30,
	2006	2006	2006	2005
	$	$	$	$
Total assets	61,105,539	60,593,915	59,888,796	17,761,426
Exploration properties	16,580,090	13,659,438	11,422,406	10,551,093
Working capital	42,113,396	45,764,595	47,135,246	6,026,757
Shareholders’ equity	59,509,117	59,887,516	59,250,670	17,260,800
Net loss	(1,064,926)	(6,721,718)	(886,581)	(36,178)
Loss per share	(0.00)	(0.09)	(0.01)	(0.00)

	Restated
	As at or for the Three Months Ended
	August 31,	May 31,	February 28,	November 30,
	2005	2005	2005	2004
	$	$	$	$
Total assets	13,932,722	12,530,666	13,170,670	10,439,334
Exploration properties	9,438,618	8,681,944	8,092,745	7,150,857
Working capital	3,242,897	2,772,113	3,835,600	2,005,277
Shareholders’ equity	13,373,058	12,092,175	12,554,182	9,815,235
Net loss	(1,040,637)	(491,608)	(597,868)	(837,875)
Loss per share	(0.02)	(0.00)	(0.01)	(0.02)

Overview

For the fourth quarter ended August 31, 2006, the Company incurred a loss of $1,064,926 or $0.00 per share, compared with a loss of $1,040,637 or $0.02 per share in 2005. Salaries and consulting fees increased by $216,197 and stock-based compensation increased by $393,124, for a total increase of $609,321. These increases were more than offset by fourth quarter increases to interest income of $483,160 arising from the short-term investment portfolio and a foreign exchange gain of $224,308 due to the effect of the strengthening of the US Dollar in the summer of 2006 on US Dollar denominated short-term investments.

Exploration property costs capitalized were $3,199,000 in the fourth quarter of 2006 as compared with $3,942,472 for the nine months ended May 31, 2006. The increase in quarterly expenditures is due to the seasonality of summer drilling programs. The most significant costs incurred in the fourth quarter of 2006 were $1,550,419 for Kremnica, $992,974 for Kuriskova and $249,584 for US uranium properties pursuant to the Sweetwater option agreement.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash decreased in 2006 by $983,764 to $663,452 from $1,647,216 as at August 31, 2005. Cash flows used in operating activities were $2,544,576 in 2006, about the same as $2,565,293 in 2005. Cash flow from operations in 2006 includes a one-time item of $708,720 from the recovery of a note receivable previously fully provided in 2001. The Company expects operations to consume more cash in the future as the Company has recently expanded its operations and hired more employees and consultants.

Cash flows used in investing activities increased to $48,487,955 from $3,535,686 in 2005. Short-term investments of $42,188,280 and exploration property expenditures of $6,107,608 were made in 2006 as compared with $3,443,302 in exploration property expenditures in 2005. Cash flows from financing activities are due to $50,048,767 in equity financings from private placements, exercise of share options and warrants. These funds will be used primarily to fund the Kremnica gold property and the Kuriskova uranium property in Slovakia.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash and Short-term Investments

The cash and short term investment component of working capital at August 31, 2006 consisted of $663,452 in bank deposits and $42,188,280 in short-term investments. All of the short-term investments matured in calendar 2006. The Company’s investments are highly liquid and available to meet ongoing commitments.

Contractual Obligations and Contingencies

The Company’s contractual obligations relate only to its Vancouver office lease, with details as follows:

Years ending August 31,
	2007	2008	2009	2010	2011
	$	$	$	$	$
Office lease (total $1,484,913)	201,110	206,098	231,365	231,365	231,365

As at August 31, 2006 the expenditures to maintain the good standing of the Company’s exploration and development properties and property agreements are expected to be approximately $1,100,000 for fiscal 2007, $1,500,000 for fiscal 2008 and $1,250,000 for fiscal 2009. The Company believes that its working capital is sufficient to carry out its current exploration work programs and fund corporate overhead until fiscal 2009.

Additional Financing

To date, the Company’s ongoing operations have been almost entirely financed by private placements and proceeds from exercises of warrants or stock options. Additional financing will be required to build a gold mine at Kremnica and to further develop its uranium properties. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so in the future.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2006 and 2005, certain directorship and senior management roles were contracted to companies owned and operated by directors and officers of the Company, namely the roles held by Mr. Damien Reynolds, Mr. Garry Stock, Mr. Bob Nowell and Mr. Hein Poulus. These contracts were for fixed monthly amounts as well as stock options. These professional fees were based on rates commensurate with the costs of obtaining employee or director services. Consulting fees to companies controlled by directors were increased to $491,000 in 2006 from $224,958 in 2005, mainly due to bonus payments to Mr. Reynolds. Consulting fees to companies controlled by officers increased to $187,000 in 2006 from $107,000 in 2005, also due to bonus payments. These amounts are presented within salaries, consulting and stock-based compensation expense. The Company has recently made several senior hires to replace its consulting relationships and expects related party transactions to decrease in future years.

The Company’s solicitors are Stikeman Elliott LLP. A director, Mr. Hein Poulus, is a partner in the firm. Stikeman Elliott LLP’s fees are billed based on time spent on providing services to the Company.

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Mineral Resources and Recovery Estimates

Disclosed resource estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral resources may be material. In addition, short term operating factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating resources.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company’s operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. There can be no assurances that the Company will be at all times in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company’s operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial resources or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Activities

The Company operates in Slovakia, Northern Ireland and the USA and, from time to time, in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavourable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company’s business may subject it to numerous regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

Foreign currency exchange

The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovakian Koruna, the US Dollar, the British Pound and the Euro.

In 2006 the Company’s short-term investments included US Dollar denominated commercial paper. In 2006 the Company incurred a foreign exchange loss of $497,864 mainly attributable to its US Dollar investments. As at August 31, 2006 the Company had US $5,327,000 in such short-term investments. Subsequent to year end the Company’s US Dollar commercial paper matured and the Company made no further US Dollar investments. In the future, the Company will purchase foreign exchange only as the need arises in order to fund its exploration and development activities. Corporate expenditures are incurred mainly in Canadian dollars.

Credit

The Company is exposed to credit risk on its investment portfolio. The Company’s investments are all rated R-1 high, the highest rating for money market investments.

Interest rate

The Company’s short-term investments are discount notes that earn a fixed rate over less than a six month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

CHANGES IN ACCOUNTING POLICIES

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments – Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments – Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with US GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

At present, the Company’s most significant financial instruments are cash, short-term investments, other receivables, marketable securities, long-term investments and accounts payable. The adoption of this section is not expected to have a material effect on the Company's future reported financial position or results of operations.

New Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. In 2006, the Company had investments in shares of arm’s-length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The adoption of this section is not expected to have a material effect on the Company's future reported financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

Introduction

Disclosure controls and procedures include the Company’s controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities laws and regulations and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure.

Certification Disclosures

As at August 31, 2006, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, our President and Chief Executive Officer and Chief Financial Officer have concluded that as of the end of that fiscal year our disclosure controls and procedures are ineffective.

The specific disclosure controls and procedures weaknesses as at August 31, 2006 and remediation plans are as follows:

SEC Filings

The Company failed to make a significant number of its fiscal 2006 United States Securities and Exchange Commission (the “SEC”) filings on a timely basis as required by the SEC. The required SEC filings were made to December 21, 2006. The Company will design and implement controls over its Canadian securities regulators and SEC filings in fiscal 2007.

Sub-Certification Processes

The Company did not design and implement a formal sub-certification process, whereby the direct reports of the CEO and CFO provide formal certifications to them on the completeness and accuracy of the financial information pertaining to their areas of responsibility and the effectiveness of disclosure controls and procedures. Subsequent to August 31, 2006 the Company has designed and implemented a formal sub-certification process.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Internal Control Over Financial Reporting Weaknesses

As discussed below, the Company identified weaknesses in the design and implementation of internal control over financial reporting as at August 31, 2006. Internal control over financial reporting is a sub-set of disclosure controls and procedures such that significant weaknesses in the former generally indicate weaknesses in the latter.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Introduction

Internal control over financial reporting includes the process designed by the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded to permit preparation of financial statements in accordance with Canadian GAAP, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and, (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements.

The Canadian Securities Administrators’ (CSA) Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, requires management to include for the first time, in their 2006 certificates, statements about the design of internal control over financial reporting and related MD&A disclosures. In September 2006, the Risk Management and Governance Board of the Canadian Institute of Chartered Accountants (CICA) published two documents, Internal Control 2006: The Next Wave of Certification, Guidance for Management and Internal Control 2006: The Next Wave of Certification, Guidance for Directors. Although guidance in both publications has been developed for TSX and TSX-venture issuers, the CICA recognizes that small capitalization and venture issuers face special circumstances and control challenges. The CICA has indicated they will publish further additional guidance for small capitalization entities in late December 2006.

The Company has an August 31 fiscal year end and is required to make its annual certification disclosures in 2006. Most public entities in Canada have a December 31 fiscal year end and will be making their annual certification disclosures in 2007. The Company has not had the benefit of reviewing these disclosures. The Company has therefore obtained guidance from disclosures made under section 404 of the Sarbanes-Oxley Act of 2002 (SOX) in the USA. However, the SEC has recently agreed to propose interpretive guidance for management regarding their evaluations of internal control over financial reporting. The Company has not had the benefit of reviewing this interpretive guidance.

The internal control over financial reporting certification disclosures made below indicate a number of deficiencies. Internal control over financial reporting does not include the external audit function.

Certification Disclosures

During the fiscal year ended August 31, 2006, there were a number of changes and planned changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The specific design of internal control over financial reporting weaknesses as at August 31, 2006 and remediation plans are as follows:

Control Environment

Personnel - The Company did not maintain a sufficient complement of personnel in its foreign locations with an appropriate level of knowledge, experience and training in the application of Canadian GAAP and in internal control over financial reporting commensurate with the Company’s financial reporting requirements. In fiscal 2007 the Company will obtain additional finance resources in these foreign locations.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Policies and Procedures - The Company did not maintain and communicate sufficient formalized and consistent finance and accounting policies and procedures. In fiscal 2007 the Company will retain third party consultants to assist with the documentation of policies and procedures.

Financial Close and Reporting Process

Policies and Procedures - The Company did not maintain formal, written policies and procedures governing the financial close and reporting process. In fiscal 2007 the Company will retain third party consultants to assist with the documentation of policies and procedures.

Management Oversight and Review Procedures - The Company did not design controls to ensure that management oversight and review procedures were properly performed over the accounts and disclosures in the Company’s financial statements. In addition, the Company did not design effective controls to ensure adequate management reporting information was available to monitor financial statement accounts and disclosures. In fiscal 2007 the Company will design and implement management reporting controls.

Account Reconciliations - The Company did not design and implement controls to provide reasonable assurance that accounts were complete and accurate and agreed to detailed support and that reconciliations of accounts were properly performed, reviewed and approved. In fiscal 2007 the Company will design and implement an account reconciliation policy and will obtain additional finance resources in these foreign locations to implement the policy.

Authorizations

Delegation of Authority Policy - The Company did not design and implement formal authorization policies for contracts and transactions. Subsequent to August 31, 2006, management designed and the Board approved a formal Delegation of Authority Policy. Management will implement this policy in fiscal 2007.

Investment Policy - The Company did not design and implement a formal investment policy. The Company plans to design and implement a formal investment policy in fiscal 2007.

Withholding Taxes

The Company did not design effective controls over withholding taxes. Subsequent to August 31, 2006, the Company designed and implemented controls over withholding taxes through education and awareness.

Stock Options

The Company did not design effective controls over the measurement and recognition of stock-based compensation. Subsequent to August 31, 2006, the Company has designed changes to its stock option procedures to standardize the process of granting stock options and thereby minimize variability in the accounting and tax treatment of such compensation.

Exploration Property Commitments

The Company did not design effective controls to manage its exploration property commitments. Subsequent to August 31, 2006, the Company retained an industry-leading third party land management company to centrally manage all its exploration properties.

OUTLOOK

During fiscal 2007 the Company plans to continue on its growth trend by engaging in aggressive uranium exploration activities on the Kuriskova property and the Novoveska Huta trend, completion of the Kremnica gold pre-feasibility study and begin final feasibility work, further exploration on its US uranium properties and on its gold properties, Kremnica South (Lutila licence) and Curraghinalt. The Company will also explore other joint venture and merger and acquisition opportunities.

TOURNIGAN GOLD CORPORATION
2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

This management’s discussion and analysis contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of management’s discussion and analysis. These forward-looking statements include but are not limited to, statements concerning the Company’s:

  strategies and objectives;
  interest and other expenses;
  tax position and tax rates;
  political unrest or instability in foreign countries and its impact on foreign assets;

  the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for exploration properties;

  estimates of the quantity and quality of mineral resources;

  planned capital expenditures and estimates of reclamation and other costs related to environmental protection;

  future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

  financial and operating objectives;

  exploration, environmental, health and safety initiatives;

  availability of qualified employees for operations; and

  outcome of legal proceedings and other disputes.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including risks that may affect operating or capital plans including risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risk associated with lack of access to markets; risks associated with mineral resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with performance by contractual counterparties; risks associated with title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this management’s discussion and analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  general business and economic conditions;

  interest rates and foreign exchange rates;

  the supply and demand for, deliveries of, and the level and volatility of prices of uranium and gold;

  the timing of the receipt of regulatory and governmental approvals for development projects and other operations;

  the availability of financing for development projects on reasonable terms;

  costs of production and production and productivity levels, as well as those of competitors;

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2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

  the ability to secure adequate transportation for products;

  the ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

  the ability to attract and retain skilled staff;

  the impact of changes in foreign exchange rates on costs and results;

  engineering and construction timetables and capital costs for development and expansion projects;

  costs of closure of various operations;

  market competition;

  the accuracy of reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

  tax benefits and tax rates;

  the resolution of environmental and other proceedings or disputes; and

  ongoing relations with employees and with business partners and joint venturers.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this management’s discussion and analysis. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

CAUTIONARY NOTES TO US INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

Measured and Indicated Resources

This management discussion and analysis uses the terms “measured and indicated resources”. The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not “mineral reserves” do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

This management discussion and analysis uses the term “inferred resources”. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.